Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: November 18, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS AIR FRANCE’S ACTIVITY REPORT FOR THE  HALF YEAR ENDED SEPTEMBER 30, 2003 PUBLISHED ON NOVEMBER 18, 2003.

Air France

Activity report for the half-year ended September 30, 2003

1.	Key events of the half-year

•	Activity over the half-year was negatively impacted by the breakout of hostilities in Iraq, the SARS epidemic, economic stagnation in Europe and the rise of the euro.

•	The last commercial flight of Concorde took place on May 30, 2003.

•	On September 30, 2003, Air France and KLM announced their merger via an exchange offer and their wish to create the leading European air transport group. The two companies finalized the agreement on October 16.

2.	Core business

During the half-year, the air transport activity was mainly affected by the crisis generated by the SARS epidemic which disrupted traffic to and from Asia. The poor state of the global economy and the fall-out from the war in Iraq were also detrimental for the activity. In Asia, traffic plummeted between 40 and 50% at the height of the health crisis. Despite a gradual return to normal, the decline in Asia-bound traffic for the AEA member companies has declined by 9.4 % since the beginning of 2003 (source: AEA – January 1 to October 19, 2003). However, traffic is beginning to recover, which should enable the sector to limit its losses to USD 6.5 billion for 2003, versus USD 10 billion previously estimated by IATA (International Air Transport Association).

Group Air France revenue as at September 30, 2003 stood at EUR 6.19 billion compared to EUR 6.55 billion as at September 30, 2002, a 5.5% decrease. Excluding exchange rate impacts, the drop would have been limited to 1.0%. Passenger revenue totaled EUR 5.17 billion, compared to EUR 5.47 billion as at September 30, 2002 (-5.6%). Cargo revenue amounted to EUR 692 million (EUR 723 million as at September 30, 2002), for a 4.3% decrease. These two activities represent 94.5% of total revenue, as was the case for the previous half-year. Revenue for the maintenance activity decreased by 8.4% from EUR 287 million to EUR 263 million, whereas the other activities increased by 1.4% to EUR 72 million (EUR 71 million as at September 30, 2002).

(in MEUR)	Half-year ended September 30		Change
	2003	2002
Scheduled passenger revenue	4,779	5,059	-5.5%
Other passenger revenue	387	411	-5.8%

Total passenger revenue	5,166	5,470	-5.6%

Scheduled cargo revenue	615	643	-4.4%
Other cargo revenue	77	80	-3.8%

Total cargo revenue	692	723	-4.3%

Maintenance	263	287	-8.4%
Other	72	71	+1.4%

Total revenue	6,193	6,551	-5.5%

2.1.	Passenger operations

Revenue from passenger operations amounted to EUR 5.17 billion (-5.6%), after revenue losses estimated at EUR 167 million for the SARS crisis and for the air traffic controller strikes. The regional subsidiaries (Régional, Brit Air and CityJet) contributed EUR 409.2 million to revenue, compared to EUR 413.4 million for the half-year ended September 30, 2002 (-1.0%). Excluding exchange rate impacts, the decrease in passenger revenue would have been limited to 1.4%.

During the first half, Air France was disrupted by the weak European economy, the SARS epidemic and the consequences of the war in Iraq. It was also affected by a series of air traffic controller strikes related to pension reforms. However, because of a well-balanced network, Air France was able to transfer Asian capacity to certain African destinations and to the Caribbean and Indian Ocean network. In relation to the first quarter of 2002-03, traffic thus decreased by 5.7% for a 3% drop in capacity. The passenger load factor lost 2.1 points, standing at 74.4%.

The signs of recovery observed in June via an improvement in reservations were confirmed during the second quarter, even though Asia-bound traffic has yet to find the level attained prior to the health crisis. Over the second quarter, traffic increased by 4.5%, in line with an increase in capacity of 4.4%. The passenger load factor remained stable at 78.1% (+0.1points).

Overall, for the half-year ended September 30, 2003, traffic is slightly down over the previous first half (-0.5%) for minor growth in capacity (+0.7%). The passenger load factor remains high at 76.4% (-0.9 points). Air France carried 22.4 million passengers, similar to the total registered for the previous period.

1st half-year ended September 30, 2003	Capacity (SKO)		Traffic (PKT)		Passenger load factor		Revenue
	in million	in %	in million	in %	in %	Change	Change
Long-haul	48,569	+0.5%	38,692	-1.1%	79.7%	-1.2 pts	-9.0%
Europe	11,027	+4.8%	7,474	+1.7%	67.8%	-2.0 pts	-5.5%
France	7,546	-3.3%	5,117	+0.8%	67.8%	+2.7 pts	+4.5%
Total Group	67,142	+0.7%	51,283	-0.5%	76.4%	-0.9 pts	-5.5%

Traffic on the long-haul network was naturally affected by the SARS epidemic and the repercussions of the war in Iraq. It declined by 1.1% for a capacity that was virtually stable

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(+0.5%) and a passenger load factor that was maintained at 79.7% (-0.9 points). The two sectors affected by the crises were Asia and the Middle-East.

With respect to Asia, at the height of the SARS crisis in the first quarter, there was a 29.8% decrease in traffic for a 14.7% drop in capacity, resulting in a passenger load factor of 66.1%, a decline of 14.2 points. There was a gradual turnaround in traffic over the second quarter, from a -19.5% drop in July to a -2.1% drop in September. Yet the quarter still closed with a total drop in traffic of 12.3% for a decrease in capacity of 9.8%. There was a major upturn in the passenger load factor at 81.9% (-2.3 points). Overall, Asian network activity saw a 20.8% drop in traffic, a 12.2% decrease in capacity, and the passenger load factor at 74.3% lost 8 points during the half-year.

The Africa – Middle-East network, affected by the war in Iraq and its fall-out in terms of the political instability in Africa, posted a 7.9% decrease in traffic for an 8.3% decline in capacity. The passenger load factor remained stable at 75.0% (+0.3 points).

For the North America network, activity was very much comparable with that of the previous first half. The passenger load factor remained very high at 83.6%. There was significant growth for the South America network, with a traffic increase of 15.7% and capacity up by 9.6%. This was made possible by the lower capacity of other carriers. The passenger load factor gained 4.4 points at 82.9%.

The Caribbean and Indian Ocean network stood up well, with traffic up by 13.5% for a 14.9% increase in capacity. The passenger load factor reached 79.8% (-1 point). This increase in capacity is related to the disappearance of network players at the beginning of 2003. However, new competitors surfaced in the second part of the half-year.

The international medium-haul network grew by 1.7%, for a capacity increase of 4.8%. The passenger load factor lost 2 points, standing at 67.8%. If the European market continues to suffer from a lackluster economy, it is also affected by significant competition and customer-driven structural changes. This has led the company to consider a review of its services on European routes by introducing greater ground flexibility and effectiveness, while simplifying and standardizing the flight service with a more streamlined and segmented pricing policy. Its gradual implementation as from the next fiscal year, will save EUR 40 million in the first year alone, and a further EUR 60 millions after the next two years.

With respect to the domestic market, traffic remained stable (+0.8%), whereas capacity declined by 3.3%, enabling an increase of 2.7 points for the passenger load factor at 67.8%. This reflects the pertinence of the pricing policy implemented last winter and the disappearance of Air Lib Express.

Scheduled passenger revenuer

	By destination			By sale zone

2003-04 first half-year	In mEUR	In % of total	Change	In mEUR	In % of total	Change
France	997	20.8%	+4.5%	2,558	47.3%	+1.0%
Caribbean and Indian Ocean	536	11.2%	+17.5%	209	4.4%	+10,0%
Europe	1,276	26.7%	-5.5%	1,020	21.3%	-3.3%
Africa-Middle East	524	11.0%	-7.9%	310	6.5%	-6.9%
North and Latin America	994	20.8%	-10.5%	660	13.8%	-17.9%
Asia	452	9.5%	-27.1%	322	6.7%	-27.0%

Total	4,779	100%	-5.5%	4,779	100%	-5.5%

Although Group unit revenue per available seat-kilometer (RASK) has decreased by 6.2% during the first half, it is virtually stable (-0.5%) after adjustment for negative exchange rate

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(4.6%) and network mix (1.2%) impacts. After correction for these same effects, the yield rose by 0.7%.

	Half-year ended
	Sept. 30, 2003	Sept. 30, 2002	Change
Total consolidated passenger revenue (MEUR)	5,166	5,470	-5.6%
Consolidated scheduled passenger revenue (MEUR)	4,779	5,059	-5.5%
Group unit revenue per ASK (in EUR cents)	7.11	7.58	-6.2%
Group unit revenue per RPK (in EUR cents)	9.31	9.80	-5.0%

During the first half, unit revenue per available seat-kilometer decreased by 7.2% and by 2.2% factoring in exchange rate and network mix impacts. In the second quarter, it rose by 0.3% factoring in exchange rate and network mix impacts. Unit revenue per revenue passenger-kilometer rose by 0.6% during the first quarter and is stable over the second quarter, factoring in exchange rate and network mix impacts.

2.2.	Cargo operations

Cargo operations also bore the brunt of the various crises for the half-year ended September 30, 2003, although to a lesser extent than passenger operations. Operations were also impacted by a slumping European economy and a rise in the euro that penalized exporters. There was a substantial decline during the first quarter, partly due to lower passenger capacity. The second quarter made up for a portion of the lag. Overall, for the first six months of fiscal 2003-04, traffic decreased by 3.2% and capacity by 1.8%. The cargo load factor is down at 63.1% (-0.9 points).

Half-year ended	Capacity (ATK)		Traffic (RTK)		Cargo load factor
September 30, 2003	in millions	in %	in millions	in %	in %	change
	4,166	-1.8%	2,627	-3.2%	63.1%	-0.9

Total cargo revenue stood at EUR 692 million, compared to EUR 723 million for the half-year ended September 30, 2002, down by 4.3%. Excluding exchange effect, it would have increased by 1.8%. The drop is due to the first quarter (-8.8%), as revenue in the second quarter was up slightly (+0.6%).

Scheduled cargo revenue decreased by 4.4% to stand at EUR 615 million compared to EUR 643 million the previous period, and the second quarter was steady compared to the corresponding previous period.

	Half-year ended
	Sept. 30, 2003	Sept. 30, 2002	Change
Total cargo revenue (MEUR)	692	723	-4.3%
Scheduled cargo revenue (MEUR)	615	643	-4.4%
Unit revenue per ATK (in EUR cents)	14.75	15.14	-2.6%
Unit revenue per RTK (in EUR cents)	23.38	23.67	-1.2%

Unit revenue per available tonne-kilometer (RATK) declined by 2.6%, but rose by 3.8% factoring in exchange rate impacts.

Scheduled cargo revenue

	By destination			By sale zone
2003-04 first half	In MEUR	In % of total	Change	In MEUR	In % of total	Change
France and Europe	88	3.5%	+54.4%	328	53.3%	-2.4%
Caribbean and Indian Ocean	75	12.2%	0.0%	20	3.3%	-20.0%
Africa-Middle East	74	12.0%	-5.1%	46	7.5%	-4.2%
North and Latin America	170	27.6%	-13.7%	67	10.9%	0.0%
Asia	208	33.8%	-11.9%	154	25.0%	-7.8%

Total	615	100.0%	-4.4%	615	100.0%	-4.4%

2.3.	Maintenance operations

Maintenance operations dropped by 8.4% to EUR 263 million, compared to EUR 287 million for the half-year ended September 30, 2002. This is mainly due to a reduction in customer activity related to a decline in the sector and a lower US dollar.

2.4.	Other operations

Other operations, mainly catering, rose by 1.4% to stand at EUR 72 million.

3.	Fleet

As of September 30, 2003, the Air France Group fleet comprised 370 aircraft, including 354 aircraft in operation after termination of the Concorde on May 31, 2003 and 12 aircraft leased to non-Group companies.

3.1.	Air France fleet

The Air France fleet comprises 243 aircraft, including 242 aircraft in operation (249 aircraft in operation as of March 31, 2003), breaking down into 148 medium-haul aircraft, 81 long-haul aircraft, and 13 freighters.

With respect to the medium-haul fleet, there were four retirements (one A321, one B737-300 and 2 B737-500s) and no arrivals. In the long-haul fleet, aside from the five Concordes, four of which were donated to museums, six aircraft were retired (3 B767-300s and 3 B 747-200s) and one was retired (B 747-400). Over 2002-03, the delivery of six aircraft was postponed between November 2003 and April 2004. In accordance with the contract, the deliveries were rescheduled between April 2004 and April 2005.

There were firm orders for 48 aircraft and options for 49 aircraft.

Air France fleet as at September 30, 2003

Aircraft	Owned		Finance lease		Operating lease		Total		In operation
	09/30 2003	03/31 2003	09/30 2003	03/31 2003	09/30 2003	03/31 2003	09/30 2003	03/31 2003	09/30 2003	03/31 2003
Concorde	—	5	—	—	—	—	—	5	—	4
A340-300/300E	8	8	6	6	8	8	22	22	22	22
A330-200	1	2	1	1	8	7	10	10	10	10
B777-200	14	15	2	2	9	8	25	25	25	25
B747-400	12	12	1	1	2	1	15	14	15	13
B747-200/300	7	8	—	—	2	4	9	12	9	12
B767-300	1	1	—	—	—	3	1	4	—	2
B747-200 Cargo	5	5	1	1	4	4	10	10	10	10
B747-400 Cargo	1	1	—	—	2	2	3	3	3	3

Long-haul fleet	49	57	11	11	35	37	95	105	94	101

A319	17	17	4	4	18	18	39	39	39	39
A320-100/200	44	43	5	6	17	17	66	66	66	66
A321-100/200	8	8	2	2	3	4	13	14	13	13
B737-300/500	4	3	5	7	21	23	30	33	30	30
Medium-haul fleet	73	71	16	19	59	62	148	152	148	148

Total	122	128	27	30	94	99	243	257	242	249

3.2.	Regional fleet

As of the same date, the regional division had a fleet of 124 aircraft with a seating capacity of less than 100, of which 109 in operation and 11 leased to non-Group companies. There were firm orders for 12 aircraft as of September 30, 2003 and no options.

Regional fleet as of September 30, 2003

	Owned		Finance lease		Operating lease		Total		In operation
	09/30 2003	03/31 2003	09/30 2003	03/31 2003	09/30 2003	03/31 2003	09/30 2003	03/31 2003	09/30 2003	03/31 2003
Brit Air
ATR42-300	—	1	—	—	2	2	2	3	—	—
CRJ-100ER	2	2	11	12	6	7	19	21	19	21
CRJ-700	1	—	9	8	—	—	10	8	10	8
F100-100	1	1	—	—	7	7	8	8	8	8

Total	4	4	20	20	15	16	39	40	37	37

CityJet
BAE 146	1	1	—	—	11	11	12	12	12	12

Régional
Beech 1900 C	1	1	—	—	—	—	1	1	—	—
Beech 1900 D	6	6	1	2	1	—	8	8	—	—
Embraer 120 ER	—	—	6	6	10	10	16	16	14	16
Embraer 135 ER	—	—	5	5	4	4	9	9	9	9
Embraer 145	1	1	7	7	17	17	25	25	25	25
Fokker 100-100	—	—	—	—	6	5	6	5	6	5
Saab 2000	—	—	—	—	8	8	8	8	6	7

Total	8	8	19	20	46	44	73	72	60	62

Total regional fleet	13	13	39	40	72	71	124	124	109	111

3.3. Other

Air France holds a 76% stake in Air Ivoire, a company that services Africa from Abidjan with three Fokker 28s.

4.	Corporate Governance

The Combined General Meeting of July 10, 2003 adopted all the resolutions presented to it and, in particular, the resolutions concerning:

•	An amendment to the bylaws to bring them into line with the provisions of Law no. 2003-322 of April 9, 2003 regarding air carriers and specifically Air France, as well with the commercial company law, subject to condition precedent regarding the transfer of the majority of stockholders’ equity to the private sector.

The Board of Directors met five times during the half-year. Three meetings were mainly devoted to the Air France/KLM merger. The financial statements for the half-year ended September 30, 2003 were reviewed during a meeting held on November 18, 2003.

The Audit Committee met in April and May 2003 and on November 12, 2003 to review the half-yearly financial statements for 2003-04. The Strategy Committee did not meet during the half-year. The Compensation Committee met twice.

The Executive Committee registered the following modifications as of September 30, 2003:

•	Jacques Pichot was appointed Secretary General responsible for sustainable development. He was replaced as Senior Vice President – Employee Policy by Jean-François Colin.

•	Alain Vidalon was appointed as a special representative for the Chairman and left the Executive Committee.

5. Results for the half-year ended September 30, 2003

Comparisons are made on a pro forma basis, the figures for the half-year ended September 30, 2002 having been restated according to IAS 16 /SIC 23 for major repairs. The standards were used for the first time at the end of 2002-03.

With respect to the published figures for the 2002-03 first half, the impact of the change in the method on net income amounts to EUR 14 million, reducing the published result from EUR 216 million to EUR 202 million and breaking down as follows:

-	Aircraft maintenance costs: -EUR 79 million
-	Personnel costs: -EUR 22 million
-	Depreciation, amortization and provisions: +EUR 123 million
-	Taxes: -EUR 8 million

The creation of 18 companies for the securitization of 16 aircraft (of which 3 to be delivered) did not alter the scope of consolidation, as the aircraft were already on the Group balance sheet.

	Half-year ended September 30,
(In MEUR)	2003	2002 pro forma	Change	2002 published
Revenue	6,193	6,551	-5.5%	6,551
Gross operating income before aircraft operating lease	946	1,165	-17.1%	1,064
Operating income before aircraft disposals	87	271	-67.9%	293
Aircraft & financial disposals	1	18	NM	18
Net income before tax	85	253	-65.2%	275
Net income, group share	52	202	-72.8%	216
Earnings per share (in EUR)	0.24	0.93		0.99

5.1. Revenue

Revenue stood at EUR 6.19 billion for the half-year, down by 5.5% compared to the 2002-03 first half. Excluding exchange rate impacts, the decrease would have been limited at 1.0%.

5.2. Revenue and expenses

Operating expenses declined by 2.8% for the first half ended September 30, 2003, from EUR 6.28 billion to EUR 6.11 billion. Expenses decreased across the board except for personnel costs. Group unit costs on an equivalent available seat-kilometer (EASK) basis fell 2.1%. Excluding exchange rate (4.6%) and fuel effects (1.7%), they were up slightly (+0.8%).

External expenses fell 7.2% for the half-year ended September 30, 2003, from EUR 3.63 billion to EUR 3.37 billion. The decrease is primarily due to a favorable exchange rate impact, and lower maintenance (including a portion relating to the termination of Concorde) as well as commercial and distribution costs. This cost control was achieved thanks to the continuation of the “Performance 2003” savings plan and adjustment measures implemented in reaction to the slowdown in traffic.

	Half-year ended September 30		Change
In MEUR	2003	2002 pro forma	In %
Aircraft fuel	657	680	-3.5%
Chartering costs	193	207	-6.8%
Aircraft operating lease costs	239	269	-11.2%
Landing fees and en route charges	454	475	-4.4%
Catering	154	168	-8.3%
Handling charges	379	384	-1.3%
Aircraft maintenance	186	250	-25.6%
Commercial and distribution costs	533	602	-11.5%
Other external costs	578	600	-3.7%
Total	3,373	3,635	-7.2%

•	Aircraft fuel

The line item decreased by 3.4% to EUR 657 million for the half-year ended September 30, 2003 compared to EUR 680 million for the half-year ended September 30, 2002. Options and hedging represented a gain of EUR 25.9 million, compared to EUR 23.6 million the previous year. The decrease is due to a combination of negative impacts regarding US dollar exchange movements (15.8%) and volume (1.9%), partially offset by a positive price impact (14.0%) after hedging and options.

•	Chartering costs

Chartering costs fell 6.8% to EUR 193 million for the half-year ended September 30, 2003, compared to EUR 207 million the previous period primarily due to fewer one-off chartering costs.

•	Aircraft operating lease costs

Operating lease charges stood at EUR 239 million, compared to EUR 269 million for the half-year ended September 30, 2002 (-11.2%), due to a 15.8% drop in the dollar year-on-year.

•	Landing fees and en route charges

Landing fees and en route charges fell 4.4% to total EUR 454 million, compared to EUR 475 million for the half-year ended September 30, 2002. The 4.6% hike in European air traffic control rates and the 15.1% increase in landing fees for France in January 2003 were largely offset by the transfer of the “Passenger Service Charge” to the connecting passengers.

•	Catering

Catering expenses declined by 8.3% to stand at EUR 154 million (168 million for the half-year ended September 30, 2002) under the combined impact of fewer passengers and cost-cutting measures.

•	Handling charges

Handling costs declined slightly to EUR 379 million (-1.4%). The decrease is primarily due to the substantial drop in commercial irregularities, resulting in savings of EUR 10 million with respect to compensations paid to customers.

•	Aircraft maintenance

The line item totaled EUR 186 million, a decrease of 25.6% compared to September 30, 2002 under the combined impact of a slow-down in activity, the lower dollar and termination of the Concorde.

•	Commercial and distribution costs

At EUR 533 million, commercial and distribution costs have fallen 11.5% (EUR 602 million for the half-year ended September 30, 2002). The lower traffic generated a decrease in commissions paid to travel agencies and reservation system expenses. Contingency measures enabled a reduction in advertising expenses.

•	Other external costs

Other costs totaled EUR 578 million for the half-year ended September 30, 2003, compared to EUR 600 million for the previous period (-3.7%). The decrease is due to the realization of savings and lower insurance premiums (-23%) because of the US dollar exchange rate and the renegotiation of contracts in December 2002.

Personnel costs amounted to EUR 2.03 billion, compared to EUR 1.93 billion for the half-year ended September 30, 2002, up 5% with the number of employees increasing 0.8% to reach 71,855. The higher personnel costs primarily stem from the pilots agreement signed in June 2003, an unfavorable scheduling impact for salary increases and a reduction in lower social security contributions in application of the 35-hour workweek.

Taxes and duties other than income tax dropped 3.3% to EUR 88 million.

Gross operating income before aircraft operating lease charges totaled EUR 946 million, compared to EUR 1.16 billion for the half-year ended September 30, 2002, a decrease of 18.8%. The item represented 17.8% of revenue for the half-year ended September 30, 2002, compared to 15.3% year-on-year.

Gross operating income stood at EUR 707 million for the half-year ended September 30, 2003, compared to EUR 896 million year-on-year (-21.1%). The contribution of Air France dropped by 23.5%, amounting to EUR 660.6 million. However, the regional subsidiaries improved their performances, with a contribution to gross operating income that increased from EUR 13.8 million for the half-year ended September 30, 2002 to EUR 30.2 million for the half-year ended September 30, 2003.

Depreciation, amortization and provisions is steady at EUR 628 million for the half-year ended September 30, 2003, compared to EUR 635 million year-on-year (-1.1%).

Other income and charges decreased from EUR 10 million in net income for the half-year ended September 30, 2002 to less than EUR 2 million for the half-year ended September 30, 2003.

Capital gains on aircraft disposals dropped sharply, from EUR 18 million for the half-year ended September 30, 2002 to EUR 1 million for the half-year ended September 30, 2003.

Operating income fell 69.6% to EUR 88 million, compared to EUR 289 for the previous period, representing 1.4% of revenue compared to 4.4%. The decline is attributable to the impacts of the political and health crises that primarily weighed on the first quarter ended June 30, 2003, but which continued to influence the second quarter. Operating income for the first quarter ended June 30, 2003 was down by EUR 9 million, compared to a profit of EUR 145 million for the half-year ended 30 June 2002. In the second quarter of 2003-04, operating income amounted to EUR 97 million, compared to EUR 144 million for the half-year ended September 30, 2002.

With the exception of the Servair group, which generated a loss of EUR 6.4 million for the half-year ended September 30, 2003, compared to a loss of EUR 1.4 million year-on-year, all the subsidiaries made a positive contribution to operating income. This is particularly true for the regional subsidiaries, whose contribution increased from EUR 3.4 million to EUR 11.6 million for the half-year ended September 30, 2003.

Information by sector is as follows:

	September 30, 2003		September 30, 2002
	Revenue	Operating income	Revenue	Operating income
Half-year ended In mEUR				Pro forma	Published
Passage	5,166	68	5,470	234	239
Fret	692	-8	723	-3	-7
Maintenance	263	34	287	42	64
Autres	72	-6	71	16	15
Total	6,193	88	6,551	289	311

Restructuring costs are steady year-on-year, dropping from EUR 12 million for the half-year ended September 30, 2002 to EUR 11 million for the half-year ended September 30, 2003.

Net financial charges improved for the half-year ended September 30, 2003, from a charge of EUR 41 million to a charge EUR 6 million thanks to a write-back of provisions on Air France treasury stock for EUR 18.4 million compared to a charge of EUR 15.9 million for the half-year ended September 30, 2002. Net financial expenses remained stable at EUR 51 million for the half-year ended September 30, 2003 (EUR 52 for the half-year ended September 30, 2002).

Exchange gains deteriorated slightly, from EUR 30 million for the half-year ended September 30, 2002 to EUR 24 million for the half-year ended September 30, 2002.

There were no disposals of subsidiaries and affiliates during the half-year ended September 30, 2003 (EUR 4 million in capital gains for the half-year ended September 30, 2002).

Consolidated pre-tax income stood at EUR 71 million for the half-year ended September 30, 2003 compared to EUR 240 million for 2002, for a decrease of 70.4%. For the first quarter, consolidated pre-tax income was down EUR 5 million, compared to a profit of EUR 133 million for the first quarter of 2002-03. For the second quarter of 2003-04, consolidated pre-tax income stood at EUR 76 million, compared to EUR 107 million for the second quarter of 2002-03.

The share in net income of equity affiliates is steady year-on-year at EUR 22 million, compared to EUR 21 million for the half-year ended September 30, 2002. It mainly represents Air France’s stake in Amadeus GTD.

The goodwill amortization deduction (EUR 8 million) for the half-year ended September 30, 2003 is steady in relation to the half-year ended September 30, 2002.

The tax charge for the half-year amounts to EUR 33 million, compared to EUR 51 million for the half-year ended September 30, 2002.

Group share in consolidated net income stood at EUR 52 million for the half-year ended September 30, 2003, compared to EUR 202 million year-on-year (-74.3%). The item breaks down into a net income of EUR 4 million for the first quarter (EUR 146 million for the same period last year) and a net income of EUR 48 million for the second quarter (EUR 56 million for the second quarter ended September 30, 2002).

6.	Group capital expenditure and financing

Capital expenditure on tangible and intangible assets totaled EUR 484 million for the half-year ended September 30, 2003 (EUR 734 million for the half-year ended September 30, 2002), in line with Group policy to limit investments. Divestments amounted to EUR 186 million (EUR 141 million for the half-year ended September 30, 2002). Included in capital expenditure is EUR 92 million corresponding to the capitalization of a portion of the maintenance costs pursuant to IAS 16 / SIC 23.

Cash flows from capital expenditure transactions totaled EUR 276 million including EUR 14 million in dividends, compared to EUR 583 million for the half-year ended September 30, 2002.

These flows are hedged at 125% by operating cash flows of EUR 346 million (EUR 703 million for the half-year ended September 30, 2002) translating into an improved debt/equity ratio. Group net borrowings amounted to EUR 2.77 billion (EUR 2.86 billion for the half-year ended September 30, 2002) for stockholders’ equity of EUR 4.05 billion (EUR 4.02 billion for the half-year ended September 30, 2002). The debt ratio decreased from 0.71 as at March 31, 2003 to 0.68 as at September 30, 2003, thereby returning to the September 30, 2002 level.

As part of its financing policy, Air France securitized its aeronautical assets for EUR 435 million.

The transaction is secured by a portfolio of 16 aircraft, (3 of which are to be delivered) which remain on the Group balance sheet. The financement corresponding to the 3 aircraft that have not yet been delivered will be at Air France’s disposal the day of the delivery.

Three 10-year debt tranches were proposed:

•	a senior A1 floating rate tranche of EUR 98.4 million with an average maturity of 5.6 years;
•	a senior A2 non-amortized fixed rate tranche of EUR 194 million with a maturity of 10 years. Both tranches are secured and were given an Aaa/AAA rating by the Moody’s and Fitch rating agencies respectively;
•	a mezzanine B floating rate tranche of EUR 142.6 million with an average maturity of 5.6 years, which was given a A3/A- rating by Moody’s and Fitch respectively.

Tranches C (EUR 92.7 million) and D (EUR 92.7 million) are kept by Air France, which reserves the right to sell tranche C based on market conditions.

The coupon on the A tranche is equal to Euribor + 55 annual basis points, 65 annual basis points over the 10-year swap for the A2 tranche, and Euribor + 150 annual basis points for the B tranche.

The decrease in the working capital requirement amounting to EUR 264 million is attributable to the issue of fewer tickets that are not subsequently used because of a change in the behavior of passengers, who now buy their tickets closer to the departure date than in the past, to a reduction in trade payables because of shorter payment periods pursuant to the new European directive and an increase in operating payables (travel agencies and maintenance customers).

7.	Air France financial results

Revenue totaled EUR 5.71 billion, compared to EUR 6.06 billion for the half-year ended September 30, 2002 (down 5.8%). Net income stood at EUR 38.5 million, compared to EUR 231 million for the same period last year.

8.	Outlook for the 2003-04 fiscal year : no change in the target for a slightly positive operating income (before aircraft disposals)

October confirmed the upward trend in advance bookings and the resilience of yield. Air France nevertheless decided to step up its cost-savings programme by introducing a new set of contingency measures, which should save a further €60 million in the second half-year. Consequently, subject to unchanged market conditions, Air France maintains its target for a slightly positive operating income (before aircraft disposals) over the full 2003-04 fiscal year.

Furthermore, the Company is working on a new three-year cost-savings plan which will take over from the current “Performance 2003” cost-cutting programme at the end of the fiscal year. The new plan will include the initial effects of the synergy between Air France and KLM, and aims at improving the Company’s economic performance through a 6% reduction in unit costs.